ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 February 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

03003733

03 FEB 10 AM 7:21

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
4 Febuary 2003 ASX Quarterly Cash Flow Appendix 5B for 1 Oct – 31 Dec 2002

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 DECEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (.....12.. months) $A'000
1.1	Receipts from product sales and related debtors	577	2,347
1.2	Payments for(a) exploration and evaluation	(362)	(1,995)
	(b) development	(565)	(696)
	(c) production	(176)	(651)
	(d) administration	(210)	(947)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	9	50
1.5	Interest and other costs of finance paid	(8)	(54)
1.6	Income taxes paid		
1.7	Other (Prepaid Banjo-1 Well)		(1,280)
	Net Operating Cash Flows	(735)	(3,226)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(17)	(46)
	(b)equity investments		
	(c) other fixed assets	(31)	(46)
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	(48)	(92)
1.13	Total operating and investing cash flows (carried forward)	(783)	(3,318)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(783)	(3,318)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		2,225
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings	(106)	(106)
1.18	Dividends paid		
1.19	Other (share issue expenses)		(108)
	Net financing cash flows	(106)	2,011
	Net increase (decrease) in cash held	(889)	(1,307)
1.20	Cash at beginning of quarter/year to date	1,961	2,426
1.21	Exchange rate adjustments to item 1.20	(52)	(99)
1.22	**Cash at end of quarter**	1,020	1,020

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	56
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Under a farmout agreement ROC Oil Company Limited has agreed to carry FAR for expenditure up to an amount of US$633,000 in relation to the 3D seismic program and certain other costs on Beibu Gulf Block 22/12. Pursuant to the agreement FAR's interest reduced from 10% to 5%.

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	1,324	834
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (excludes Banjo-1 prepaid well costs)	22
4.2	Development	81
	Total	**103**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	165	204
5.2	Deposits at call	652	1,155
5.3	Commercial Bills	199	598
5.4	US$ Foreign Currency a/c	4	4
	Total: cash at end of quarter (item 1.22)	1,020	1,961

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				

+ See chapter 19 for defined terms.

6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	138,432,861	138,432,861	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Tradeable (FARO)	43,627,224	43,627,224	20 cents	31 July 2003
	Employee	7,500,000	N/A	20 cents	5 May 2003
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director)

Print name: Michael Evans

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

03 FEB 10 AM 7:21

31 January 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

03 FEB 10 AM 7:21

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
31 January 2003 ASX Quarterly Report for 1 Oct – 31 Dec 2002

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

31 January 2003

QUARTERLY REPORT FOR THE PERIOD FROM 1 OCT 2002 TO 31 DEC 2002

HIGHLIGHTS

UNITED STATES OF AMERICA

Fourth quarter oil and gas sales amount to $568,570.
Drilling success at Rainosek Prospect, Lavaca County, Texas
Large gas play identified at Lake Long.
Gas completion planned for February at West Buffalo Wallow.
Spot gas prices surge in USA.

CHINA

Interpretation of 3D seismic program (421 sq km) progresses offshore China. Early results are encouraging.

AUSTRALIA

Argos-1, Offshore Carnarvon Basin (WA-254-P), plugged and abandoned.
Banjo well, Offshore Carnarvon Basin (EP 397), scheduled for March 2003.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Argos 1, a test of the Argos Prospect straddling WA-254-P and northern adjoining Legendre Oil Field Production Permit WA-20-L held by Apache - Woodside - Santos, was drilled to target depth of 2,052 metres RT over the period 14 to 17 November 2002.

The B reticulatum sandstone objective was intersected at 1923.5 metres RT, 5.5 metres low to prognosis. The target sandstone was thinner than prognosticated and was poorly developed when compared to reservoir intercepts in wells to the north in the nearby Legendre Oil Field. No hydrocarbons were evident in the well.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The Operator, Apache, continued PSDM and PSTM studies of 3D seismic over permit prospects in the quarter. The stratigraphic component of the Sage Prospect as a trap outside the Sage structural trap itself is also being studied by spectral decomposition of the 3D seismic data, a new processing technique. The Sage structural trap was tested by Sage 1 in 1999 and flowed 2,155 barrels of 48 degree API oil per day. The aim of the programme is to bring prospects, particularly Sage to drill status. A TCM late first quarter 2003 is proposed to review these seismic studies.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST (OPERATOR – APACHE ENERGY LTD)

EP 395 (area 240 square km) was renewed on 8 February 2002 for a further term of five years. The permit contains the Updip Boyd Prospect, targetting oil reservoired in the Mardie Greensand/Birdrong Sandstone in the crest of the Boyd structure. Preliminary interpretation of the 3D seismic over the Boyd area was presented to the joint venture during the quarter, suggesting a smaller prospect than previously mapped.

Other Cretaceous Leads include the Hart Lead, a fault dependent 3-way dip closure at the Lower Cretaceous level. It is located on the western, downthrown side, of a major north-south fault strand of the Flinders fault zone (i.e. it is a buttress trap). Amplitude anomalies occur at the crest of the structure. This lead, similar to the structure drilled at Narvik-1, is likely to contain gas. Further mapping of the lead is required.

Triassic Leads include Stretton, a horst block structure with Triassic Mungaroo Formation sandstones sealed vertically and laterally by Upper Jurassic Dingo Claystone. Further mapping of this lead is required to confirm the presence of a drillable prospect.

The 2002/3 Work Program comprises data review, seismic attribute analysis and depth conversion studies aimed at further delineation of the prospects mentioned above and to identify further leads and prospects in the permit.

EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST (OPERATOR - TAP OIL NL)

The Operator has advised a likely March 2003 spud date for the drilling of the Banjo prospect using the Ensco 53 jack-up. Banjo has been proposed as a 1,000 metre test of lower Jurassic and Triassic Mungaroo Formation sandstones stratigraphically trapped against a large submarine canyon with potential to contain 25 million barrels of oil. In the success case significant upside may occur within other fault blocks along the entire canyon edge.

Rawson Resources NL, a conditional farminee, has withdrawn its prospectus and will not participate in the Banjo-1 well. FAR has prepaid the cost of the proposed Banjo well and continues to seek farm in interest.

Following a recommendation by the Operator, a renewal application was lodged during September 2001 to renew the entire permit (area 159 square km) for a further term of five years. The current term has been extended to 13 December 2002.

EP 104 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 990 sq km with the current term expiring on 10 November 2004. The permit contains the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

The Joint Venture has agreed to a first phase farm-in proposal on EP 104 and the West Kora discovery. Under that Farm-in Agreement, Bounty has undertaken a technical study involving further geological, geophysical and engineering work and exercised an option to drill a well to earn a 12 percent interest in EP-104 by contributing 20 percent.

The Operator has advised farmin negotiations are proceeding with other interested parties to drill the Point Torment structure which has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

The EP 104 Joint Venture is negotiating a gas sales contract with an independent power company for the supply of natural gas from Point Torment for the generation of electricity for the West Kimberly area. This contract will be subject to the joint venture proving approximately 35 BCF gas in EP 104.

A well originally scheduled for late October 2002 has now been deferred until the second half of 2003. In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall reduce.

PAPUA NEW GUINEA
PPL 228 - PAPUAN BASIN - 12.5% INTEREST
(OPERATOR - SANTOS)

PPL 228, covering 33 graticular sections and 2,673 square kilometres, was granted by the PNG authority on 26 July 2001. Due to the increasing risk profile within PNG, FAR has advised the Operator that it's wholly owned subsidiary no longer wishes to pursue exploration in PNG and will either be sold or wound up.

BEIBU GULF BLOCK 22/12 - 10%
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which merit further study.

Processing of the recently acquired 421 sq km 3D seismic survey was carried out at Veritas DGC's processing centre in Singapore. At the end of the quarter, the processing was 85% complete. The Operator has advised that initial results are encouraging.

The 3D seismic is designed to be integrated with an engineering review of a fast track, low cost, development of one or more of the five oil discoveries within the Block. On this basis, the Joint Venture expects to drill between one and three back-to-back wells, commencing some time in the fourth quarter 2003.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project.

UNITED STATES OF AMERICA

During the quarter the Rainosek project in Texas was successfully drilled. Subject to rig availability and scheduling by partners, further drilling activity is expected during the first half of 2003.

Two development wells are planned at Bayou Choctaw, follow up completion/drilling at Rainosek, a completion at West Buffalo Wallow and a step out well at the Clear Branch gas discovery. These programs are considered low risk and are likely to increase FAR's reserve and production base.

Approaching the final quarter of 2002 energy pricing firmed considerably with gas trading above the US5.00 per mcf mark and oil hovering above US$30 per barrel.

Lake Long Field, Lafourche Parish, South Louisiana

The company has commenced discussion and review of a substantial gas play (several hundred BCF) in the deeper Hollywood and Krumbhaar sands at Lake Long. These sands can be mapped on 3D to producing fields downdip and on trend. Well costs are likely to exceed US$5 million due to a combination of depth and pressure with a well possible as early as the second quarter 2003.

FAR has enjoyed four successes at Lake Long from four wells in which it has participated. The No. 2ST, No. 6 and No. 7 wells, in which FAR holds an 11.25 percent, 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. Other participants are all USA based entities.

Rainosek-Halletsville Project, Lavaca County, Texas

During the quarter, The Rainosek-3 well located in Lavacca County, Texas, was drilled to a total depth of 8,950 feet. During January 2003 the well was perforated over the Middle Wilcox interval from 7,834 to 7,844 feet and flowed oil at the rate 240 barrels per day with associated solution gas on a 22/64 inch choke at a flowing tubing pressure of 950 psi. The well was then choked back to an 8/64 inch choke and tested at the rate of 140 barrels per day with an increase in flowing tubing pressure to 1,250 psi.

Field engineering tests using a centrifuge and related equipment record the oil to be 35 degree gravity high paraffin crude that is easily liquefied. Samples of the crude have been sent for analysis and pending confirmation and likely treatment procedure the well will be turned to sales during early February.

Two additional zones consisting of ten feet of potential pay in the Upper Wilcox at 5,807-12 feet and 5,822-26 feet and ten feet of possible pay at 7,430-40 feet remain behind pipe for future completion once the lowermost interval has been exploited.

At least two high-potential Lower Wilcox locations remain to be tested in the vicinity of the Rainosek-1 producing well, 1500 feet to the east of Rainosek-3.

The forward program will focus on maturation of these for future near-term drilling, and development of the behind-pipe potential in the Edwards, Midcox, Lower Wilcox and Upper Wilcox potential of the Rainosek-1 and Evans-1 wellbores. Up to four locations and/or recompletions are likely to be drilled during 2003, all with excellent low risk potential for shallow-moderate depth reserves, which can be brought on stream reasonably quickly.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

West Buffalo Wallow, Walser #1-30 Well, Hemphill County, Texas

FAR has agreed to participate in a recompletion of the Granite Wash formation in the Walser #1-30 well located in Hemphill County, Texas. The recompletion is scheduled for late February 2003 and will be conducted by Jetta Operating Company of Fort Worth Texas.

FAR was an original participant in the drilling of the Walser #1-30 well during 1997 and production to date has been from the deeper Morrow interval. The Granite Wash completion offers a low risk rapid payback with typical wells coming on stream at around 1 million cubic feet of gas per day. Current spot prices for gas in Texas are approaching US$6.40 per thousand cubic feet.

FAR has a 7.5 percent working interest in the Walser well.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Horizon Oil NL (formerly Bligh Oil & Minerals N L) to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana.

Under the agreement, FAR will pay for 15% of the costs of two proposed wells (currently Wilberts 93 and Victory Financial 1B) to earn a 15% working interest in the project acreage and assets reducing to a 10% working interest after project payout.

The Bayou Choctaw field is located in the southern Louisiana Salt Basin, in an area with a long history of oil and gas production, covered by an extensive network of production and pipeline facilities. The field, which was discovered in 1933, has produced over 30 million barrels of oil and in excess of 50 billion cubic feet of gas from 29 different pay zones at depths ranging from 2,500 to 9,000 feet.

Despite the field's long producing history, seismic control of any form was never acquired until 1996, due to the fact that the field is located in low-lying, marsh and bayou country, in which surface access is difficult and expensive. This is characteristic of much of the production in South Louisiana. In 1996, 42 square miles of high quality 3D data was acquired across Bayou Choctaw, centred on the field, at a cost of approximately US$4 million.

The 3D data has greatly assisted in resolution of the dominant fault patterns, and definition of areas of partial and limited drainage, which justify further drilling. On the confines of the field itself, which covers only 2-3 square miles, little drilling has been conducted below a depth of 9,500 feet. Excellent potential for major new oil and gas reserves is thought to be present below this depth.

The 3D seismic data has demonstrated that there is a significant "salt overhang" on the western flanks of the dome, underlying the Wilberts lease where the Wilberts 93 development well, in which FAR plans to participate, will be drilled.

This western area of the dome has exceptional proved undeveloped oil reserve potential. Some of this is inaccessible due to the fact that the central portions of the salt dome are part of the Strategic Petroleum Reserve, but several locations with potential for proved undeveloped reserves are present on the west and south flanks of the dome alone.

The second well, the Victory Financial #lB, is a follow up to an earlier well on the northern flank of the dome to establish production from several undrained field pays, and to evaluate the potential offered by the deep Bol Mex and Nonion Struma formations in this part of the dome complex.

The field currently makes 35 to 40 barrels of oil per day, but lends itself to an upgrade in production from work-over potential and improved oilfield practice.

A number of independent engineering studies have been conducted over the field. These studies suggest the presence of proved undeveloped oil reserves in the first two wells alone exceeding 2 million barrels.

Bayou Choctaw comprises approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its 15 % interest would be limited to the well-bore production units. The agreement is subject to final documentation.

Clear Branch Field, Jackson Parish, North Louisiana

The operator is seeking a farm-in partner to contribute toward drilling, re-completing or re-entering wells in the Clear Branch Field and has advised strong interest from at least one party. Whilst the timing of such activity has not yet been determined, FAR intends to participate in any future activity at its current working interest level.

FAR has a 9.375% working interest at Clear Branch. Other interests are held by North American companies including the operator, Rio Bravo Exploration & Production Company.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised the Eagle Prospect will be presented at the North American Prospect Expo in late January 2003 with the objective of finding a farmin partner to undertake further exploration, including the drilling of a new well.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

PRODUCTION

Gas sales during the quarter totalled 41.6 million cubic feet for an average of 0.45 million cubic feet per day at an average price of US$3.55 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 6,475 barrels for an average of 70 barrels of oil per day at an average price of US$26.95 per barrel before production taxes. Quarterly revenues amounted to $568,570.

OTHER

FAR has agreed to a proposal from the Energy Lending Division of the Bank of Cherry Creek for a credit facility currently set at US$750,000 at 1.0 percentage point over the fluctuating Prime Rate (effective rate 5.25%) on terms considered more advantageous than its existing facility with Wells Fargo Bank. The new facility will replace the existing Wells Fargo credit line and is expected to become effective 31 Jan 2003.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

Yours faithfully,
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.